Exhibit 99.1

SHL Telemedicine Ltd. Announces the Filing
of its Annual Report on Form 20-F
for Fiscal Year 2022

Tel Aviv / Zurich / New York, May 15, 2023 – SHL Telemedicine Ltd. (SIX Swiss Exchange; SHLTN; NASDAQ: SHLT) (“SHL” or the “Company”) announced that the Company filed with the U.S. Securities and Exchange Commission its Annual Report on Form 20-F for the fiscal year ended December 31, 2022 on May 11, 2023 (the “2022 Form 20-F”) and Amendment No. 1 to its Annual Report on Form 20-F/A for the fiscal year ended December 31, 2022 on May 12, 2023 (the “2022 Form 20-F/A” and, together with the 2022 Form 20-F, the “2022 Annual Report”). The 2022 Form 20-F/A should be read in conjunction with the 2022 Form 20-F. The consolidated financial statements of the Company included in the 2022 Form 20-F/A update and supersede the consolidated financial statements included in the 2022 Form 20-F.

The 2022 Annual Report can be viewed or downloaded at the Company’s website at: www.shl-telemedicine.com. In addition, the Company will provide shareholders with a hard copy of the 2022 Annual Report upon request, free of charge. Such request can be submitted to SHL Telemedicine, 90 Yigal Alon Street, Tel Aviv 67891, Israel, Attention: Amir Hai, Chief Financial Officer.

About SHL Telemedicine

SHL Telemedicine is engaged in developing and marketing personal telemedicine systems and the provision of medical call center services, with a focus on cardiovascular and related diseases, to end users and to the healthcare community. SHL Telemedicine offers its services and personal telemedicine devices to subscribers utilizing telephonic and Internet communication technology. SHL is listed on the SIX Swiss Exchange (SHLTN, ISIN: IL0010855885, Security No.: 1128957). For more information, please visit our web site at https://www.shl-telemedicine.com/sec-filing/.

For further information please contact:

Amir Hai, CFO, Phone: +972 3 5612212, amirh@shahal.co.il

This notification contains “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, are forward-looking statements, including, the Company’s anticipation with respect to changes in its results of operations from prior periods and the Company’s expectations as to the timing of filing its Annual Report on Form 20-F for the year ended December 31, 2022. Readers are cautioned that forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from historical results or any future results expressed or implied by forward-looking statements. Factors that can cause actual results to differ from expectations and those contained in forward-looking statements include those risks described in Item 3.D. “Key Information—Risk Factors” contained in the Company’s Registration Statement on Form 20-F filed with the U.S. Securities Exchange Commission (the “SEC”) on March 28, 2023 and in its subsequent filings and submissions with the SEC, including, but not limited to, the Company’s ability to complete the preparation of its year-end financial statements and preparation and filing of its Annual Report on Form 20-F within the fifteen-day period provided in the SEC’s rules; the Company’s ability to operate and comply with the complex and evolving regulations in the highly regulated healthcare industry; continued development, consumer acceptance and market adoption in the relatively new, unproven and volatile and rapidly changing telehealth market; the Company’s ability to develop and introduce new products and solutions and enhancements to existing ones; the significant and increasing levels of competition in the telemedicine market; the impacts of COVID-19 and future pandemics and epidemics; the Company’s ability to continue to attract and retain key employees and personal in the highly competitive healthcare industry; the loss or breach of the Company’s proprietary rights and data security and privacy risks; political, judicial, legal, economic and military conditions in Israel and the surrounding region; global economic and financial market conditions and the Company’s ability to adapt to and comply with the different business and market factors, conditions, requirements and laws and regulations in the various countries in which the Company operates internationally; currency fluctuations; labor disputes; the Company’s ability to manage growth and integrate acquired businesses and expanding operations; the Company’s ability to obtain adequate levels of insurance to cover potential losses; the Company’s dependence on key suppliers and sub-contractors and other third parties; and other matters and risks not yet known to the Company or not currently considered material by it. You should not place undue reliance on these forward-looking statements. All written and oral forward-looking statements, attributable to the Company, or persons acting on its behalf, are qualified in their entirety by these cautionary statements. Unless required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements.